

Mail Stop 3720

May 23, 2008

Yuval Cohen
Chairman and Chief Executive Officer
Fortissimo Acquisition Corp.
14 Hamelacha Street
Park Afek
Rosh Ha'ayin 48091
Israel

> **Re: Fortissimo Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 13, 2008**
> **File No. 0-52166**
>
> **Form 8-K filed January 15, 2008**
> **File No. 0-52166**

Dear Mr. Cohen:

We have reviewed the above filing and your response letter dated May 13, 2008 and have the following comments. Where indicated, we think you should revise your proxy statement in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please note that all page number references are to the marked version of the Schedule 14A.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update the financial statements to comply with Rule 3-12 of Regulation S-X.

Questions and Answers About the Proposals, page 5

2. We note your response to our prior comment seven. Please revise the disclosure to indicate whether there are any costs associated with tendering the stock certificates.

Selected Financial Information of Fortissimo, page 11

3. Please provide the information for the period December 27, 2005 to December 31, 2005.

Background of the Merger, page 41

4. Please expand your disclosure on page 45 of factors that caused the parties to re-negotiate certain terms of the transaction, resulting in the amendment to the merger agreement.

Factors Considered by Fortissimo's Board, page 46

5. We note your response to our prior comment 38 and your statement that projections provided to you by Psyop are not material as they were not relied upon by the management to set the purchase price or contingent consideration. However the disclosure on page 46 states that one of the "critical" factors relied upon by your board in concluding that it was advisable for your stockholders to acquire Psyop was Psyop's projected revenue and return on invested capital as well as its projections. Therefore, please disclose such projections, or revise your disclosure to reflect the immateriality of projections and the board's non-reliance on them in setting the purchase price or the contingent consideration.

6. We note your response to our prior comment 39. Please provide a reasonable basis for your board's determination that "Psyop is a leader in its market."

Vote of Fortissimo Insider Stockholders, page 48

7. We note your response to our prior comment 11. Please further clarify that if the Fortissimo insider stockholders purchase any shares prior to the record date of the

meeting they may vote those shares differently on the merger than the vote of the majority of non-insider shareholders.

8. Revise your risk factors to include a reference to the potentially depressing impact on the price of Fortissimo common stock if Fortissimo, Psyop or their respective insiders enter into the purchase arrangements discussed on page 48.

Satisfaction of 80% Test, page 47

9. We note your response to our prior comment 42 and your statement that the board of directors "*also* relied on the opinion of Houlihan Smith" (emphasis added) after your discussion of the board's use of various financial analyses. Please revise this disclosure to clarify whether the board relied on Houlihan Smith's discounted cash flow analysis, comparable company analysis and precedent transaction analysis or whether the board conducted its own such analyses. Also revise to provide additional detail about any other financial analyses "commonly used in the investing community" that were used by the board. We note that your first bullet point indicates that the enumerated analyses were not the only ones used.

Fairness Opinion, page 50

10. We note your response to our prior comment 37 and your disclosure that there were no changes to the fairness opinion delivered by Houlihan Smith on September 11th and December 10th. Please indicate whether the changes to the transaction between the September 11th and December 10th resulted in changes to the presentations made by Houlihan Smith on such dates and summarize any differences in the information presented, if any. To the extent that the information contained in the September 11th presentation was substantially similar to the disclosure provided in the summary of the final opinion dated December 10th, then provide a statement to this effect.

11. We note your revised disclosure regarding the second bring-down letter. Please revise your disclosure to clarify whether the bring-down letter delivered on April 25, 2008 took into account all of the final provisions reflected in the merger agreement as amended on May 12, 2008.

12. We note your response to our prior comment 48. Expand the disclosure to explain in more detail how Houlihan Smith applied its findings to determine that the merger consideration was within the range of fairness. We note that Houlihan Smith determined that the estimated value of the total merger consideration will be within the range of approximately $30.0 million to $53.8 million, and that the low end of such range is below the ranges derived from each analysis.

Discounted Cash Flow Analysis, page 53

13. We note your response to our prior comment 50. Houlihan Smith relied on certain financial projections for Psyop in conducting the discounted cash flow analysis. Please revise to include the relevant financial projections.

Guideline Public Company Method, page 53

14. Disclose the range, mean or median valuations derived from the EBITDA and Revenue multiples of the guideline companies that were used by Houlihan Smith to conduct the Guideline Public Company method analysis, as well as the EBITDA and Revenue multiples of Psyop that were used for the completion of the analysis.

15. We note your response to our prior comment 52. Please quantify, if possible, the impact of the SGLPTL analysis on Houlihan Smith's interpretation of the Guideline Public Company Method analysis.

Comparable Transaction Method, page 54

16. We note your response to our prior comment 53. Disclose the median Enterprise Value to EBITDA and revenue multiples of the comparable transactions as well as the EBITDA and revenue of Psyop used by Houlihan Smith to complete this analysis.

17. We note your response to our prior comment 54. Please explain the result of Houlihan Smith's assessment of the differences between Psyop and the companies in the comparable transactions and how that impacted Houlihan Smith's analysis.

Anticipated Accounting Treatment, page 56

18. Please refer to prior comment 13. Please reconcile your analysis in part one of your response with the disclosure on page four. Also, tell us why you believe it is appropriate to include in your analysis the contingent shares that may be forfeited if certain milestones are not met in 2008-2010.

Extension; Waiver, page 62

19. We note your response to our prior comment 12. Please include disclosure indicating your intent to re-solicit shareholders if any material condition to the merger is waived.

The Charter Amendment Proposal, page 64

20. We note your response to our prior comment 57. Rule 14a-4(a)(3) specifically
    states that a proxy shall include separate proposals for each matter intended to be
    acted upon, "whether or not related to or conditioned on the approval of other
    matters." Please tell us what analysis you have relied upon pursuant to the
    guidance in the September 2004 Interim Supplement to the Manual of Publicly
    Available Telephone Interpretations to include the proposal to eliminate
    stockholders' ability to act by written consent in the same charter amendment
    proposal.

21. We note your response to our prior comment 58. Since the blacklined copy
    would be difficult for investors to read, please attach clean copies of the existing
    and the proposed certificate of incorporation.

The Capitalization Amendment Proposal, page 63

22. We note your response to our prior comment 10. Please revise to address the
    possible anti-takeover effect of the proposal.

Management's Discussion and Analysis…Fortissimo, page 77

23. We note your response to our prior comment 62. Please quantify the anticipated
    cash payment upon exercise of the warrants in this section to further clarify how
    such payment would not impact your liquidity.

24. We note your response to our prior comments 28 and 63. Please provide
    additional disclosure on page 78 regarding the nature of the additional $700,000
    Fortissimo expects to spend in order to comply with the Section 404 requirements
    and clarify whether this amount is in addition to the $300,000-$500,000 Psyop's
    management estimates to incur in connection with compliance with these
    regulations.

Business of Psyop, page 87

25. We note your response to our prior comment 66. Provide us with copies of any
    trade magazines that you cite or upon which you rely. Confirm that this analysis
    is publicly available. Please highlight the specific portions that you are relying
    upon so that we can reference them easily. Also, please provide objective support
    for the statement on page 90 that Psyop has "outstanding creative ability" and that
    it is a "preferred vendor" for advertisers.

26. Please revise to include Fiscal Year 2007 Item 402 disclosure regarding Psyop that Psyop would be required to make were it filing a Form 10 registration statement, including Compensation and Analysis Disclosure. Likewise, please revise to provide Item 402 disclosure regarding each person who will serve as a director or an executive officer of the surviving company required by Item 18(a)(7)(ii) or 19(a)(7)(ii) of Form S-4, including Compensation and Analysis disclosure that may emphasize new plans or policies (as provided in the Release 33-8732A). Please refer to Item 402 of Regulation S-K, Executive Compensation, Compliance and Disclosure Interpretations, August 8, 2007, Interpretation 1.12 publicly available at the Commission's website, www.sec.gov

Comparison of Year Ended December 31, 2007…, page 100

27. We note your response to our prior comment 72. Please revise to include a discussion of any known trends or uncertainties that have or you reasonably expect may have a material impact on your operations and indicate whether Psyop's management thinks the trends evidenced in 2007, including the significant increase in revenues, are indicative of future performance.

28. We note your response to our prior comment 73. Please confirm, if true, that Psyop does not currently have employment agreements which provide for bonus payments of this nature to be paid in the future.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 18

29. Disclose, but do not include an adjustment in the pro forma financial statements for, your estimated cost of complying with the requirements of being a public company.

Audited Consolidated and Combined Financial Statements – Psyop, Inc. and Affiliates

1. Nature of operations and summary of significant accounting policies

Revenue Recognition, page FS-20

30. We note your response to prior comment 82. It is unclear to us why you believe it is appropriate to apply the percentage of completion method under SOP 81-1. In this regard, we note that you refer to two standard contract provisions--approval of stages and cancellation/postponement guidelines--to counter the requirement that your contracts require customer acceptance which would impact revenue recognition. Approval of stages only is important in the context of the next

provision--cancellation. You state that if a contract is cancelled, the contractor shall be entitled to a sum equal to the reasonable, direct and documented costs and expense that the contractor has actually incurred in connection with its services hereunder prior to the cancellation date. It appears to us that this provision allows you cost recovery in the event of cancellation but no profit recovery. Therefore, at a minimum, it would seem that recognition of profit should be deferred until customer acceptance similar to that described in paragraph .25c. of SOP 81-1. Furthermore, it is unclear whether reasonably dependable estimates can be made which would require you to use the completed-contract method. Please provide us with a detailed analysis of paragraphs .25 - .29 of SOP 81-1 in your response.

31. We further note from your response to prior comment 82 that reasonable expenses may include the production company's blocking out of specific periods of time and other resources for the duration of a project. Tell us more about this provision and whether it is contained in each of your contracts. Also, tell us whether and how this provision impacts your analysis of your accounting for these contracts. Does this provision allow you to recover your estimated profit on each contract if the contract is canceled prior to completion?

Cost Recognition, page FS-20

32. Please refer to prior comment 83. You disclose that all costs incurred in connection with pitches made to obtain a contract are expensed as incurred and that if a contract is awarded, the costs associated with the pitch are included as part of the cost of the related project. Tell us how your accounting policy meets the guidance in paragraphs .75 e. and f. of SOP 81-1.

2. Costs, estimated earnings and billings on uncompleted contracts, page FS-24

33. In 2006, we note that you recognized $2,769,165 in estimated earnings on $2,927,911 of costs whereas in 2007, you recognized $2,693,017 in estimated earnings on 9,407,707 in costs. Tell us and discuss in detail in MD&A the reasons for the much lower margin as a percentage of billings for 2007 as compared with 2006. If this is indicative of increased competition, please expand your discussion in MD&A of trends that will impact future performance.

*   *   *   *   *

Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

You may contact Sharon Virga at (202) 551-3385 or Kyle Moffatt at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

/s

Larry Spirgel
Assistant Director

cc: Brian B. Margolis
        WilmerHale
        Via Facsimile: (212) 230-8888